Scrap Connection Inc
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	-30,542.61
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable - EUR	-32.22
Convertible Notes:B Whitten	5,000.00
Convertible Notes:Obserinvest	104,642.03
Private Loans:Mulder 9510	599.76
Net cash provided by Operating Activities	79,666.96
INVESTING ACTIVITIES	
Employee Advances:A Dutt Advances 5633	-3,387.50
Employee Advances:Chris Yerbey_Advances_Euro	-2,198.63
Scrap Connection BV LOAN	-98,282.56
Net cash provided by Investing Activities	-103,868.69
Net cash increase for period	-24,201.73
Cash at beginning of period	28,700.35
Cash at end of period	**4,498.62**

Scrap Connection Inc
Statement of Cash Flows
January through December 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	3,096.76
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-7.62
Accounts Payable - EUR	32.24
Convertible Notes:Obserinvest	81,891.57
Private Loans:Mulder 9510	34.29
Net cash provided by Operating Activities	85,047.24
INVESTING ACTIVITIES	
Employee Advances:A Dutt Advances 5633	-1,130.94
Employee Advances:Chris Yerbey_Advances_Euro	-955.54
Scrap Connection BV LOAN	-86,818.23
Net cash provided by Investing Activities	-88,904.71
Net cash increase for period	-3,857.47
Cash at beginning of period	4,498.62
Cash at end of period	**641.15**

Scrap Connection Inc
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
ABN AMRO	4,490.06
ABN Amro Dollar Account	8.56
Total Checking/Savings	4,498.62
Total Current Assets	4,498.62
Fixed Assets	
Furniture and Equipment	1,220.15
Total Fixed Assets	1,220.15
Other Assets	
Employee Advances	22,730.14
Scrap Connection BV LOAN	147,552.00
Total Other Assets	170,282.14
TOTAL ASSETS	**176,000.91**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable - EUR	-32.24
Total Accounts Payable	-32.24
Other Current Liabilities	
Convertible Notes	241,933.01
Private Loans	8,894.14
Total Other Current Liabilities	250,827.15
Total Current Liabilities	250,794.91
Total Liabilities	250,794.91
Equity	
Capital Stock	20,597.20
Retained Earnings	-64,848.59
Net Income	-30,542.61
Total Equity	-74,794.00
TOTAL LIABILITIES & EQUITY	**176,000.91**

Scrap Connection Inc
Balance Sheet
As of December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
ABN AMRO	641.15
Total Checking/Savings	641.15
Accounts Receivable	
Accounts Receivable	7.62
Total Accounts Receivable	7.62
Total Current Assets	648.77
Fixed Assets	
Furniture and Equipment	1,220.15
Total Fixed Assets	1,220.15
Other Assets	
Employee Advances	24,816.62
Scrap Connection BV LOAN	234,370.23
Total Other Assets	259,186.85
TOTAL ASSETS	**261,055.77**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Convertible Notes	323,824.58
Private Loans	8,928.43
Total Other Current Liabilities	332,753.01
Total Current Liabilities	332,753.01
Total Liabilities	332,753.01
Equity	
Capital Stock	20,597.20
Retained Earnings	-95,391.20
Net Income	3,096.76
Total Equity	-71,697.24
TOTAL LIABILITIES & EQUITY	**261,055.77**

2:39 PM

10/19/16

Accrual Basis

Scrap Connection Inc
Profit & Loss
January through December 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
Commission Income	21,191.25
Total Income	21,191.25
Expense	
Automobile Expense	206.59
Bank Service Charges	1,234.06
Dues and Subscriptions	387.00
Interest Expense	599.76
Meals and Entertainment	2,333.34
Medical Costs and Insurance	3,257.41
Office Supplies	923.44
Professional Fees	3,387.50
Reconciliation Discrepancies	0.06
Rent Expense	2,500.00
Sales Office Pakistan	1,363.35
Software Development	4,387.50
Supplies	235.50
Telephone Expense	703.45
Travel Expense	2,766.70
US Office Expense	27,481.81
Wire Transfer Fee	129.46
Total Expense	51,896.93
Net Ordinary Income	-30,705.68
Other Income/Expense	
Other Expense	
Exchange Gain or Loss	-163.07
Total Other Expense	-163.07
Net Other Income	163.07
Net Income	**-30,542.61**

Scrap Connection Inc
Profit & Loss
January through December 2015

	Jan - Dec 15
Ordinary Income/Expense	
Income	
Commission Income	4,919.81
Total Income	4,919.81
Expense	
Bank Service Charges	230.19
Interest Expense	599.76
Professional Fees	1,501.19
Reconciliation Discrepancies	-0.39
Total Expense	2,330.75
Net Ordinary Income	2,589.06
Other Income/Expense	
Other Expense	
Exchange Gain or Loss	-507.70
Total Other Expense	-507.70
Net Other Income	507.70
Net Income	**3,096.76**

Scrap Connection, Inc.
Notes to Financial Statements (Unaudited)
December 31, 2015 and 2014

Nature of Operations:

Scrap Connection is a growing provider of technology-enabled business-to-business solutions for companies that participate in the global trade of recyclable raw materials. We leverage our proprietary technology and deep expertise to help enterprises of varying sizes manage complex and dynamic operational processes surrounding physical commodity transactions.

These solutions currently consist of business and market intelligence, offer and demand promotion, supply & demand automated matching, and a transaction-centric messaging system for use between all parties of a transaction.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated liquidation value of the Company's virtual currency assets and the useful lives of the Company's equipment are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Revenue
The company intends to earn revenue from monthly subscriptions and pay-per-use fees from various services offered to its members during trading transactions. Some services are to be provided by the company directly, such as trade reputation company reports. Revenue from services provided by third parties, such as shipping bookings, trade finance products and inspection services, are to be earned on a shared revenue basis.

Indebtedness
The company has two types of loans which appear on the company's balance sheets.

Convertible Notes which are loans where the investor has the right to convert their loan plus a nominal interest into equity at the next funding round. The total value of these notes was $323,825 at the end of 2015. In 2016, the company obtained another $23,463 from their lead investor, Obserinvest and $55,000 from a company that is a member of Scrap Connection, bringing the total outstanding to $402,288 as of November 1, 2016.

Private Loans which are loans from team members, friends and family that have no specific date of repayment. Those loans total $8,928.